

January 16, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Opportunities Trust
       Issuer CIK: 0001771146
       Issuer File Number: 333-234544 / 811-23439
       Form Type: 8-A12B
       Filing Date: January 16, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Tuttle Capital Meme Stock Income Blast ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications